Management's Discussion and Analysis
You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and related notes and other financial information that are included elsewhere in this filing, as well as our consolidated financial statements for the year ended 31 December 2024 and other financial information included in the Company’s annual report on the Form 20-F filed on 27 March 2025.
The following discussion is based on Alvotech’s financial information prepared in accordance with the International Financial Reporting Standards, or IFRS® Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board, or IASB, which comprise all standards and interpretations approved by the IASB, and as adopted by the European Union ("EU"). Some of the information contained in this discussion and analysis, including information with respect to Alvotech’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. Alvotech’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Unless otherwise indicated or the context otherwise requires, all references to “Alvotech,” the “Company,” the “Group,” “we,” “our,” “us” or similar terms refer to Alvotech and its consolidated subsidiaries.
All amounts discussed are in U.S. dollars, unless otherwise indicated.
Company Overview
Alvotech is a highly integrated biopharmaceutical company committed to developing and manufacturing high quality biosimilar medicines for patients globally. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our Company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars R&D and manufacturing platform; top commercial partnerships in global markets; and a diverse, expanding pipeline addressing many of the biggest disease areas and health challenges globally. Alvotech is a company committed to constant innovation: we focus our platform, people and partnerships on finding new ways to drive access to more affordable biologic medicines. Alvotech, which was founded in 2013, is led by specialists in biopharmaceutical product creation from around the world that bring extensive combined knowledge and expertise to its mission.
Alvotech began to generate revenue from product sales in the second quarter of 2022 in conjunction with the commercialization of AVT02, a biosimilar to Humira (adelimumab), in Canada and select European countries. AVT02 has received regulatory approval in over 55 markets and has been launched in over 25 markets globally to date. Following the FDA approval in February 2024, Alvotech launched AVT02 in the United States during the first half of 2024 with Teva and Quallent under its private label. The Company also has a second biosimilar, AVT04, a biosimilar to Stelara (ustekinumab), which has been approved in Japan and Canada in 2023, and in EEA and the U.S. in 2024. The Company has launched AVT04 in Canada through its partner Jamp, in Japan through its partner Fuji, in Europe starting in July 2024 through its partner Stada, and in the U.S. starting in February 2025 through its partner Teva.
During the first half of 2025, Alvotech continued to advance its biosimilar portfolio and strengthen its financial and operational position through key regulatory, commercial, and strategic developments.
The Company achieved significant regulatory milestones, including FDA acceptance of Biologics License Applications (BLAs) for AVT03, a biosimilar to Xgeva and Prolia (denosumab), AVT05, a biosimilar to Simponi / Simponi Aria (golimumab), AVT06, a biosimilar of Eylea (aflibercept), and the UK MHRA acceptance of a Marketing Authorization Application (MAA) for AVT23, a biosimilar to Xolair (omalizumab). In addition, SELARSDI (ustekinumab), a biosimilar to Stelara, was launched in the U.S. and subsequently granted FDA approval for interchangeability with the reference biologic.

Alvotech expanded its development capabilities through the acquisition of Xbrane Biopharma AB’s ("Xbrane") R&D operations and a biosimilar candidate referencing Cimzia, establishing a footprint in the Swedish life sciences sector. The transaction was completed in June 2025.
The Company also broadened its commercial partnerships, entering into new agreements with Advanz Pharma for three biosimilar candidates and with Dr. Reddy’s Laboratories ("Dr. Reddy's") for the co-development and global commercialization of a biosimilar to Keytruda (pembrolizumab).
To support its growth strategy, Alvotech completed two equity offerings in Sweden, raising gross proceeds of SEK 789 million. These offerings attracted strong demand from both retail and institutional investors, significantly expanding the Company’s shareholder base.
Operationally, the Company received a positive CHMP opinion recommending approval for AVT06 in the European Economic Area and reported successful topline results from a confirmatory efficacy study for AVT23.
Additionally, the Company simplified its capital structure by consolidating its senior secured term loan facility (the "Facility") into a single tranche and reducing the interest rate to SOFR plus 6.0%, enhancing financial flexibility and reducing future interest expense.
Alvotech also has a number of other programs in earlier phases of development that it plans to advance over the coming years. The most advanced of these is AVT33, a proposed biosimilar to Keytruda (pembrolizumab).
Alvotech expects that potential U.S. tariffs on imported pharmaceuticals should have minimal impact on the Company’s product revenues in 2025. The Company’s contracts with commercial partners specify that all deliveries are ex works, thus transport of goods and customs clearance is the partner’s responsibility. Alvotech manufactures its biosimilars in Iceland, a country which currently faces a tariff of 15% on goods imported to the U.S. While the Company expects minimal impact on 2025 product revenues due to its ex works delivery terms and current tariff exposure, broader uncertainty remains regarding the scope and evolution of U.S. trade policy affecting pharmaceutical imports.
As of 30 June 2025, the Group had cash and cash equivalents of $151.5 million and current assets less current liabilities of $229.7 million.
Alvotech’s net profit for the six months ended 30 June 2025 was $141.7 million and net loss for six months ended 30 June 2024 was $153.5 million. Alvotech’s Adjusted EBITDA was $53.6 million and $63.5 million, for six months ended 30 June 2025 and 2024, respectively.
Alvotech expects to continue to incur a certain level of expenses for the immediate future, as it advances its products through preclinical and clinical development and seeks regulatory approvals, manufactures drug product and drug supply, maintains and expands its intellectual property portfolio, hires additional personnel, and pays for accounting, audit, legal, regulatory and consulting services and costs associated with maintaining compliance with exchange listing rules and the requirements of the SEC, director and officer liability insurance premiums, investor and public relations activities and other expenses associated with operating as a public company.
Factors Affecting Alvotech’s Performance
The pharmaceutical industry is highly competitive and highly regulated. As a result, Alvotech faces a number of industry-specific factors and challenges, which can significantly impact its results. For a more detailed explanation of Alvotech’s business and risks, see the “Risk Factors” section of Alvotech’s Annual Report on Form 20-F filed on 27 March 2025. These factors include:
Competition
The regions in which Alvotech conducts business and the pharmaceutical industry in general is highly competitive. Alvotech faces significant competition from a wide range of companies in a highly regulated industry, including competition from both biosimilar developers and manufacturers as well as competition from branded pharmaceutical developers and manufacturers.

Research and development uncertainty
Research and development within the pharmaceutical industry has a high degree of uncertainty, and likewise there is uncertainty with respect to the probability of success of Alvotech’s biosimilar programs and the timing of the requisite preclinical and clinical steps to achieve regulatory approval of its biosimilar product candidates.
Reliance on commercial partners
Alvotech has partnered with several third parties to commercialize its biosimilar product candidates, once approved by the appropriate regulatory agencies. Alvotech does not currently have the capabilities or the necessary infrastructure to commercialize its products independently.
Impact of Geopolitics and Global Economic Conditions
The Company is subject to additional risks and uncertainties arising from changes to the macroeconomic environment and geopolitical events, including inflation, political instability in particular economies and markets, such as the instability caused by geopolitical conflicts including the war in Ukraine and hostilities in the Middle East, or public health issues or pandemics, such as the COVID-19 pandemic. Global financial markets have experienced volatility and disruption due to macroeconomic and geopolitical events such as armed conflicts, rising inflation, the imposition and threat of imposition of tariffs, trade protection measures and other trade barriers, and other protectionist or retaliatory measures, which increase the fear of a recession. In addition, if equity and credit markets deteriorate, including as a result of past and potential future bank failures, it may make any future debt or equity financing more difficult to obtain on favorable terms, and potentially more dilutive to our existing stockholders. The Company cannot predict at this time to what extent its operations and its collaborators, employees, suppliers, contract manufacturers and/or vendors could potentially be negatively impacted by such events.
In February 2025, the U.S. President announced that tariffs on pharmaceutical products and goods imported from Europe were under consideration. As of the date of this report, it remains uncertain whether any such tariffs will be implemented, and if so, whether they would apply broadly to all pharmaceutical products or selectively, including clinical supply imported for use in clinical trials conducted in the United States. It is also unclear whether goods manufactured in Iceland—an EEA member but not part of the European Union—would be subject to these tariffs. The potential impact of such tariffs would depend on several factors, including the scope, rate, effective date, and duration of the tariffs; any future changes to their structure; retaliatory measures by affected countries; and the availability of mitigating actions. If imposed, tariffs on the Company’s products could increase the cost of importing clinical and commercial goods into the United States, potentially raising the cost of conducting clinical trials and reducing margins on product sales.
We believe that inflation will have a general impact on the business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on us. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate it could have a material adverse effect on the Group’s business, financial condition, results of operations and growth prospects.
Components of Operations
Product Revenue
During six months ended 30 June 2025, the Company recognized revenue from product sales of Alvotech’s AVT02 product in the U.S. and sales in European markets, Canada, and Australia, and the launch of AVT04 product in the U.S., Canada, Japan, and in European countries. The Company expects to continue to increase recognition of product revenue as products are successfully launched into the marketplace.

License and Other Revenue
Alvotech generates a significant portion of its revenue from upfront and milestone payments pursuant to long-term out-license contracts which provide its partners with an exclusive right to market and sell Alvotech’s biosimilar product candidates in a particular territory once such products are approved for commercialization. These contracts typically include commitments to continue development of the underlying compound and to provide supply of the product to the partner upon commercialization.
In the future, revenue may include new out-license contracts and additional milestone payments. Alvotech expects that any revenue it generates will fluctuate from period to period as a result of the timing and amount of license, research and development services, milestone and other payments.
Operating Expenses
Cost of product revenue
Cost of product revenue includes the cost of inventory sold, labor costs, manufacturing overhead expenses and reserves for expected scrap, as well as shipping and freight costs and royalty costs related to in-license agreements.
Research and development expenses
Research and development expenses consist primarily of costs incurred in connection with Alvotech’s research, development and pre-commercial manufacturing activities prior to commercialization of our products. These costs include:
•personnel expenses, including salaries, benefits and other compensation expenses;
•costs of funding the execution of studies performed both internally and externally;
•costs of purchasing laboratory supplies and non-capital equipment used in designing, developing and manufacturing preclinical study and clinical trial materials;
•expenses related to quality control and other advancement development;
•consultant fees;
•expenses related to regulatory activities, including filing fees paid to regulatory agencies;
•facility costs including rent, depreciation and maintenance expenses;
•fees for maintaining licenses under third party licensing agreements;
•expenses incurred in preparation for commercial launch, such as designing and developing commercial-scale manufacturing capabilities and processes, quality control processes, production asset valuation and other related activities; and
•costs related to amortization, depreciation and impairment losses related to software and property, plant and equipment used in research and development activities.
Expenditures related to research and development activities are recognized as an expense in the period in which they are incurred. Alvotech did not capitalize any research and development expenses as internally developed intangible assets during the six months ended 30 June 2025 and 2024 as not all the criteria in paragraph 57 of IAS 38 have been met.
Research and development activities will continue to be central to Alvotech’s business model and will vary significantly based upon the success of its programs. Alvotech expects to incur significant research and development expenses in the near term, as it continues to advance the development of its biosimilar product candidates.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials.
The duration, costs and timing of clinical trials of Alvotech’s products in development and any other product candidates will depend on a variety of factors that include, but are not limited to, the following:
•the number of trials required for approval;
•the per patient trial costs;
•the number of patients who participate in the trials;
•the number of sites included in the trials;
•the countries in which the trials are conducted;
•the length of time required to enroll eligible patients;
•the dose that patients receive;
•the drop-out or discontinuation rates of patients;
•the potential additional safety monitoring or other studies requested by regulatory agencies;
•the duration of patient follow-up;
•the timing and receipt of regulatory approvals; and
•the efficacy and safety profile of the product candidates.
In addition, the probability of success of Alvotech’s products in development and any other product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. As a result of the uncertainties discussed above, the estimated duration and completion costs of any clinical trial that Alvotech conducts is subject to change. Alvotech is also unable to determine with certainty when and to what extent it will generate revenue from the commercialization and sale of products in development or other product candidates, if at all.
General and administrative expenses
General and administrative expenses primarily consist of personnel-related expenses, including salaries, bonuses and other related compensation expenses, and external consulting service costs for corporate and other administrative and operational functions including finance, human resources, information technology and legal, as well as facility-related costs not otherwise included in research and development expenses. These costs relate to the operation of the business and are not related to research and development initiatives. General and administrative costs are expensed as incurred.
Loss on sale of interest in joint venture
Alvotech held a 50% ownership interest in a joint venture. Alvotech accounted for its ownership interest in the joint venture using the equity method of accounting. In June 2024, Alvotech sold its share in the joint venture for gross proceeds of $18.0 million.
Finance income and finance costs
Finance income consists of changes in the fair value of derivative financial liabilities, interest income, and gain on lease termination. Alvotech recognizes interest income from a financial asset when it is probable that the economic benefits will flow to Alvotech, and the amount of income can be measured reliably.
Finance costs consist of interest expenses related to lease liabilities and borrowings, changes in the fair value of derivative financial liabilities, accretion of Alvotech’s borrowings and amortization of deferred financing fees.

Exchange rate differences
The Group uses the U.S. dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily to Euro, Icelandic Krona, UK pound and Swiss franc.
Gain / Loss on modification and extinguishment of financial liabilities
Alvotech recognizes a gain / loss on modification and extinguishment of financial liabilities in connection with the modification and/or extinguishment of outstanding financial liabilities. The gain / loss is calculated as the difference between the carrying amount of the liability extinguished and the fair value of the consideration paid. For non-substantial modifications, the gain / loss is calculated as the difference between the carrying amount and the present value of modified cash flows discounted at the original effective interest rate.
Income tax (expense) benefit
Income tax (expense) benefit consists of current tax and deferred tax (expense) benefit recorded in the consolidated statement of profit or loss and other comprehensive income or loss.
A.Operating Results

Comparison of the six months ended 30 June 2025 and 2024

The following table sets forth Alvotech’s results of operations for the six months ended 30 June:

USD in thousands	2025	2024
Product revenue	204,733	65,912
License and other revenue	101,271	169,678
Other income	143	57
Cost of product revenue	(139,272)	(65,167)
Research and development expenses	(92,889)	(97,479)
General and administrative expenses	(45,347)	(29,554)
Operating profit	28,639	43,447
Loss on sale of interest in joint venture	—	(2,970)
Finance income	149,247	80,823
Finance costs	(72,190)	(277,414)
Exchange rate differences	(19,683)	7,742
Gain on modification and extinguishment of financial liabilities	16,718	—
Non-operating profit / (loss)	74,092	(191,819)
Profit / (loss) before taxes	102,731	(148,372)
Income tax benefit / (expense)	38,987	(5,132)
Profit / (loss) for the period	141,718	(153,504)

Product revenue

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
Product revenue	204,733	65,912	138,821	211

Product revenue was $204.7 million for the six months ended 30 June 2025, compared to $65.9 million for the six months ended 30 June 2024. Revenue for the six months ended 30 June 2025, consisted of product revenue from sales of AVT02 in the U.S., Canada, and European countries, the sales of AVT04 in Canada, Japan, and European countries, and the launch of AVT04 in the U.S.
License and other revenue

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
License and other revenue	101,271	169,678	(68,407)	(40.3)

License and other revenue was $101.3 million for the six months ended 30 June 2025, compared to $169.7 million for the six months ended 30 June 2024. The decrease was primarily driven by the achievement of key milestones during the six months ended 30 June 2024, including $111.5 million research and development milestones and $21.7 million milestone revenue for performance related milestones. This was partially offset by the recognition of $36.8 million for the completion of the cell line selection phase for AVT19/28/41/48/65 programs, $21.3 million for the completion of CES study for AVT23 program, and an increase of $12.8 million relative to the achievement of sales target of AVT04 in Europe and launch in the U.S. during the six months ended 30 June 2025.

Cost of product revenue

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
Cost of product revenue	139,272	65,167	74,105	113.7

Cost of product revenue was $139.3 million for the six months ended 30 June 2025, compared to $65.2 million for the six months ended 30 June 2024. This is the result of sales in the period, including the expansion of AVT02 in the U.S., the launch of AVT04 in the U.S., Canada, Japan and European countries, tempered by lower production-related charges.

Research and development expenses (R&D expenses)

			Change
	Six months ended 30 June		2024 to 2025
USD in thousands	2025	2024	$	%
AVT03 development program expenses	3,307	13,632	(10,325)	(75.7)
AVT04 development program expenses	849	1,461	(612)	(41.9)
AVT05 development program expenses	3,783	16,918	(13,135)	(77.6)
AVT06 development program expenses	6,441	16,773	(10,332)	(61.6)
AVT29 development program expenses	15,299	488	14,811	3,035.0
AVT16 development program expenses	33,176	14,845	18,331	123.5
Salary and other employee expenses	19,082	18,232	850	4.7
Depreciation, amortization and impairment	4,142	3,990	152	3.8
Other research and development expenses (1)	6,810	11,140	(4,330)	(38.9)
Total research and development expenses	92,889	97,479	(4,590)	(4.7)
(1)Other research and development expenses include other project costs, facility costs and other operating expenses recognized as research and development expenses during the period.
R&D expenses were $92.9 million for the six months ended 30 June 2025, compared to $97.5 million for the six months ended 30 June 2024. The decrease was primarily driven by a decrease of $0.6 million related to programs which reached commercialization (i.e., AVT04), a decrease of $33.8 million related to programs for which the clinical phase is now substantially completed (i.e. AVT03, AVT05, and AVT06), and overall lower other R&D expenses for $4.3 million, partially offset by a $33.1 million increase in direct program expenses mainly due to AVT16 and AVT29 programs that are advancing through clinical phase.
General and administrative expenses (G&A expenses)

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
General and administrative expenses	45,347	29,554	15,793	53.4
G&A expenses were $45.3 million for the six months ended 30 June 2025, compared to $29.6 million for the six months ended 30 June 2024. The increase in G&A expenses was primarily attributable to an increase of $13.6 million in third-party services, including legal fees related to ongoing IP proceedings, and legal fees and consultancy fees associated with the Swedish listing and the Xbrane asset acquisition.
Loss on sale of interest in joint venture

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
Loss on sale of interest in joint venture	—	(2,970)	2,970	100.0
In June 2024, Alvotech sold its share in the joint venture for gross proceeds of $18.0 million (less of $1.3 million in transaction costs). The sale resulted in a net loss of $3.0 million recognized during the six months ended 30 June 2024.

Finance income

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
Finance income	149,247	80,823	68,424	84.7
Finance income was $149.2 million for the six months ended 30 June 2025, compared to $80.8 million for the six months ended 30 June 2024. Finance income for the six months ended 30 June 2025 was primarily attributable to the change in fair value of derivative liabilities, which was positively impacted by the decrease in the Company's share price during the period.
Finance costs

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
Finance costs	72,190	277,414	(205,224)	(74.0)
Finance costs were $72.2 million for the six months ended 30 June 2025, compared to $277.4 million for the six months ended 30 June 2024. Finance costs for six months ended 30 June 2025 primarily comprised of interest charges on outstanding debts of $1,118.2 million. Finance costs for the six months ended 30 June 2024 were primarily comprised of $130.4 million related to the fair value of derivative liabilities, which was negatively impacted by the increase in the Company's share price during the period, and $79.1 million of interest charges on outstanding debts of $1,055.9 million. Additionally, the early redemption of the outstanding debts which were settled concurrently with the new two-tranche $965 million Facility in July 2024, resulted in the acceleration of previously deferred debt issue costs and debt discounts, resulting in $63.1 million loss on remeasurement during the six months ended 30 June 2024.
Exchange rate differences

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
Exchange rate differences	(19,683)	7,742	(27,425)	(354.2)
Exchange rate differences resulted in a loss of $19.7 million for the six months ended 30 June 2025, compared to a gain of $7.7 million for the six months ended 30 June 2024. The change was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and U.S. Dollars.

Gain on modification and extinguishment of financial liabilities

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
Gain on modification and extinguishment of financial liabilities	(16,718)	—	(16,718)	100.0
In June 2025, the Company and its lenders under the Company’s existing Facility have agreed to amend the Facility agreement to reduce the rate of interest. In conjunction with this amendment, part of the lenders agreed to increase the first tranche by $169.0 million in order to absorb the second tranche, thereby creating one single tranche going forward, further simplifying the Company’s capital structure. A net gain on modification and extinguishment of financial liabilities of $16.7 million related to the amendment of the Facility was recorded during the six months ended 30 June 2025, primarily driven by the reduction of the interest rate to SOFR plus 6.0% per annum.
Income tax (expense) / benefit

			Change
USD in thousands	Six months ended 30 June		2024 to 2025
	2025	2024	$	%
Income tax benefit / (expense)	38,987	(5,132)	44,119	(859.7)
Income tax benefit was $39.0 million for the six months ended 30 June 2025, compared to an income tax expense of $5.1 million for the six months ended 30 June 2024. The change is mainly driven by a $47.4 million tax benefit, arising from the strengthening of the Icelandic krona against the U.S. dollar over the period, which increases the U.S. dollar value of Icelandic tax loss carry-forwards denominated in Icelandic krona that the Company expects to utilize against future taxable profits. This increase is partly offset by a $3.7 million tax effect related to the profitability generated in Iceland during the six months ended 30 June 2025.
Reconciliation of non-IFRS financial measure
In addition to its operating results, as calculated in accordance with IFRS, Alvotech uses Adjusted EBITDA when monitoring and evaluating operational performance. Adjusted EBITDA is defined as profit or loss for the relevant period, as adjusted for certain items that Alvotech management believes are not indicative of ongoing operating performance. The adjusting items consist of the following:
1.Income tax (expense) / benefit;
2.Total net finance costs;
3.Gain on modification and extinguishment of financial liabilities;
4.Depreciation and amortization of property, plant, and equipment, right-of-use assets and intangible assets;
5.Long-term incentive plan expense;
6.Loss on sale of interest in joint venture;
7.Exchange rate differences; and
8.Transaction costs.
Alvotech believes that this non-IFRS measure assists its shareholders because it enhances the comparability of results each period, helps to identify trends in operating results and provides additional insight and transparency on how management evaluates the business. Alvotech’s executive management team uses this non-IFRS measure to evaluate financial measures to budget, update forecasts, make opferating and strategic decisions, and evaluate performance. This non-IFRS financial measure is not meant to be considered alone or as a substitute for IFRS financial measures and should be read in conjunction with Alvotech’s unaudited condensed consolidated interim financial statements prepared in accordance with IFRS. Additionally, this non-IFRS measure may not be comparable to similarly titled measures used by other companies. The most directly comparable IFRS measure to this non-IFRS measure is profit / (loss) for the period.
The following table reconciles profit / (loss) for the period to Adjusted EBITDA for the six months ended 30 June 2025 and 2024, respectively:

USD in thousands	2025	2024
Profit / (loss) for the period	141,718	(153,504)
Income tax (benefit) / expense	(38,987)	5,132
Total net finance (income) / costs	(77,057)	196,591
Gain on modification and extinguishment of financial liabilities	(16,718)	—
Depreciation and amortization	17,156	14,748
Incentive plan expense(1)	3,418	5,294
Loss on sale of interest in joint venture	—	2,970
Exchange rate differences	19,683	(7,742)
Transaction costs(2)	4,357	—
Adjusted EBITDA	53,570	63,489
(1)Represents expense related to employee incentive plans, reported within cost of product revenue, research and development expenses and general and administrative expenses.
(2)Represents transaction costs within general and administrative expenses mainly in connection with the listing in Sweden.

B.Going Concern, Liquidity and Capital Resources
As of 30 June 2025 and 31 December 2024, Alvotech had cash and cash equivalents, excluding restricted cash, of $151.5 million and $51.4 million, respectively. Since its inception, the six months ended 30 June 2025 was the second period in which Alvotech generated profit, with a net profit of $141.7 million for the six months ended 30 June 2025, compared to a net loss of $153.5 million for six months ended 30 June 2024, and had an accumulated deficit of $2,296.0 million and $2,437.7 million as of 30 June 2025 and 31 December 2024, respectively. The Company expects to continue funding its activities through a combination of utilizing the existing cash, the projected cash generation from milestone collections and product revenues under agreements with its commercial partners, and the current funding arrangements it has access to. During the six months ended 30 June 2025, the Company generated $68.3 million of cash from operating activities, used $49.0 million in cash in investing activities, and generated $77.3 million in cash from financing activities.

Sources of Liquidity
Alvotech’s liquidity position is supported by a combination of commercial operations, capital market activities, and strategic financing arrangements.
Alvotech began to generate revenue from product sales in the second quarter of 2022 in conjunction with the commercialization of AVT02 in Canada and select European countries. AVT02 has received regulatory approval in over 55 markets and has been launched in over 25 markets globally to date. Following the FDA approval in February 2024, Alvotech launched AVT02 in the United States during the first half of 2024 with Teva and Quallent under its private label. The Company also has a second biosimilar, AVT04 which has been approved in Japan,

Canada, and the EEA. Alvotech received approval from the FDA for SELARSDI, AVT04 biosimilar to Stelara, in April 2024. The Company has launched AVT04 in Canada through its partner Jamp, in Japan through its partner Fuji, in Europe starting in July through its partner Stada, and in the U.S. starting in February 2025 through its partner Teva.
During the first half of 2025, the Company expanded its commercial footprint of AVT02 and AVT04 in the U.S., Canada, Europe, and Japan through established partnerships which are expected to generate recurring revenue and milestone payments.
To further strengthen its liquidity, the Company completed a public offering of Swedish Depository Receipts (SDRs) in May 2025, raising gross proceeds of SEK 39 million, coupled with a private placement of ordinary shares and SDRs in June 2025, raising gross proceeds of SEK 750 million, with over 80% allocated to new institutional investors.
In June 2025, the Company also restructured its Facility, consolidating two tranches into a single facility and reducing the interest rate to SOFR plus 6.0%, payable in cash. This simplification enhances financial flexibility and reduces future interest expense.
Additional liquidity is expected from regulatory approvals and commercialization of biosimilar candidates AVT03, AVT05, AVT06, and AVT23, with multiple BLAs under FDA review and CHMP recommendations in Europe. Strategic collaborations with Advanz Pharma and Dr. Reddy’s further support future cash inflows through milestone payments and revenue sharing.
Alvotech continued expanding its development capabilities through the acquisition of Xbrane's R&D operations and a biosimilar candidate referencing Cimzia, establishing a footprint in the Swedish life sciences sector. The transaction was completed in June 2025.
For the foreseeable future, Alvotech’s Board of Directors will maintain a capital structure that supports Alvotech’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing financial risks. Consequently, management and the Board of Directors believe that Alvotech will have sufficient funds, and access to sufficient funds, to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, although management continues to pursue these plans, there is no assurance that Alvotech will be successful in obtaining sufficient funding, if needed in the future, on terms acceptable to Alvotech management to fund continuing operations, if at all. Alvotech’s future capital requirements will depend on many factors, including the following:
•the progress, results, and costs of preclinical studies for any programs that Alvotech may develop;
•the costs, timing, and outcome of regulatory review of program candidates;
•Alvotech’s ability to establish and maintain collaborations, licensing, and other agreements with commercial partners on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the agreements that Alvotech has entered into or may enter into with third parties or related parties;
•the extent to which Alvotech is obligated to reimburse clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications and maintaining, defending and enforcing Alvotech’s intellectual property rights;
•the extent to which Alvotech acquires or invests in businesses, products, technologies, or other joint ventures;
•the costs of performing commercial-scale manufacturing in-house and, if needed, securing manufacturing arrangements for commercial production of its program candidates; and
•the costs of establishing or contracting for sales and marketing capabilities if Alvotech obtains regulatory approvals to market program candidates.

Cash Flows
Comparison for the six months ended 30 June 2025 and 2024:

			Change
	Six months ended 30 June		2024 to 2025
USD in thousands	2025	2024	$	%
Cash from (used in) operating activities	$68,291	$(126,000)	194,291	(154.2)
Cash used in investing activities	(48,998)	(10,569)	(38,429)	363.6
Cash generated from financing activities	77,308	137,182	(59,874)	(43.6)
Operating activities
Cash flows from operating activities for the six months ended 30 June 2025 were $68.3 million, representing an improvement of $194.3 million compared to the same period last year.

This improvement was primarily driven by a $103.6 million decrease in trade receivables and a $39.5 million increase in trade and other payables. Additionally, there was a $40.8 million decrease in contract assets and a $14.2 million increase in other liabilities.

These positive changes were partly offset by a $17.6 million increase in inventory, a $4.1 million decrease in contract liabilities, a $20.6 million decrease in liabilities with related parties and a $1.4 million increase in other assets.
In addition, a decrease in paid interest in the period compared to the same period 2024 was $33.0 million.

Overall, the improved operating performance and working capital adjustments contributed significantly to the positive cash flow from operations.
Investing activities
Net cash used in investing activities increased by $38.4 million, from $10.6 million net cash used in investing activities for the six months 30 June 2024, to $49.0 million net cash used in investing activities for the six months ended 30 June 2025. The change in investing activities was driven by a $26.5 million increase in cash outflow for acquisition of property, plant and equipment and a $13.7 million increase in cash outflows relating to the acquisition of intangible assets primarily relating to the Xbrane asset acquisition. These outflows were partly offset by a $3.0 million cash inflow from the sale of an interest in joint venture in 2024.
Financing activities
Net cash generated from financing activities decreased by $59.9 million, or 43.6%, from $137.2 million inflow for the six months ended 30 June 2024, to $77.3 million inflow for the six months ended 30 June 2025. The $59.9 million decrease is mostly due to a $67.3 million decrease in repayments of borrowings, offset by a decrease of $65.9 million in net proceeds from equity offering, a $56.2 million decrease in proceeds from new borrowings, and a decrease of proceeds from exercised warrants amounting to $4.8 million.
Material Cash Requirements for Known Contractual Obligations and Commitments
The following is a description of commitments for known and reasonably likely cash requirements as of 30 June 2025.

Borrowings
Alvotech’s debt consists of interest-bearing borrowings from financial institutions. The amount of the outstanding borrowings as of 30 June 2025, was $1,118.2 million, including payment-in-kind interests. The timing of future payments on the outstanding borrowing amounts, by year, as well as additional information regarding the Group’s borrowings and rights conveyed to the lenders, can be found in Note 21 of the audited consolidated financial statements for the year ended 31 December 2024, included in the Company’s annual report on the Form 20-F.
Senior Secured First Lien Term Loan Facility (the "Facility")
On 7 June 2024, the Company entered into a $965.0 million Secured Loan Facility, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the statement of financial position. Upon the closing of the Secured Loan Facility on 10 July 2024, the Company was required to settle its existing debt obligations.
On 26 June 2025, the Company entered into an amendment (the “Amendment”) to its existing Facility with its lenders, which provides for, among other things, the reduction of the interest rate under the Company’s existing agreement. The Facility was funded in July 2024 and matures in July 2029. It originally consisted of two tranches: a $900 million first tranche, with an interest rate of SOFR plus 6.5% per annum, and a $65 million second tranche, with an interest rate of SOFR plus 10.5% per annum. In conjunction with this Amendment, part of the lenders agreed to increase the first tranche by $169.0 million in order to absorb the second tranche, thereby creating one single tranche going forward, further simplifying the Company’s capital structure. The interest rate for this Facility will be SOFR plus 6.0% per annum, and all interest will be payable in cash. The Company used the proceeds of the new incremental senior secured term loans to prepay its existing second tranche, to prepay a portion of its existing first tranche, and to pay related premiums, closing payments, fees, costs and expenses.

As of 30 June 2025, the carrying amount of the Facility is $1,031.4 million.
Facility loans
As of 30 June 2025, the carrying amount of the loans related to the Company's facility was $44.2 million. The facility loans include annuity payments that are due monthly with a final maturity in February 2030 and a variable interest rate of SOFR plus a margin of 4.05%.
Other borrowings
On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf., which was amended in July 2024, with the ability to draw down an amount up to $18.3 million. The credit facility is in place to help finance equipment purchases in the future. Per the terms of the credit facility, the agreement expires on 1 September 2025 and the borrowings have a variable interest rate of SOFR plus a margin of 4.95%. As of 30 June 2025, the outstanding balance of the credit facility was $18.3 million.
On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in February 2030. The loan has a variable interest rate of SOFR plus a margin of 4.25%. As of 30 June 2025, the outstanding balance of the loan was $2.0 million.
On 5 August 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $1.8 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly, with a final maturity in February 2030. The loan has a variable interest rate of SOFR plus a margin of 4.25%. As of 30 June 2025, the outstanding balance of the loan was $1.2 million.

On 4 August 2023, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $11.5 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly, with a final maturity in July 2030. The loan has a variable interest rate of SOFR plus a margin of 4.25%. As of 30 June 2025, the outstanding balance of the loan was $9.0 million.
On 13 February 2025, the Group entered into a factoring agreement with Raiffeisen Bank International AG to sell eligible trade receivables at a discount. The factoring agreement is an integral part of the Group's financing for working capital. The factoring program has an available capacity of up to EUR 10 million with weekly settlements and has a variable interest rate of EURIBOR plus a margin of 2.2%. The agreement is collateralized by assigned eligible trade receivables. The factoring program has scheduled term of 365 days and is subject to automatic one-year renewal unless terminated with three months’ prior notice. As of 30 June 2025, the outstanding balance of the loan was $11.5 million.
Leases
Alvotech’s future undiscounted payments pursuant to lease agreements totaled $203.1 million as of 30 June 2025. The timing of these future payments can be found in Note 10 of the unaudited condensed consolidated interim financial statements as of and for six months ended 30 June 2025.
Purchase obligations
For the six months ended 30 June 2025 and 2024, Alvotech did not have any purchase obligations.
While Alvotech does not have legally enforceable commitments with respect to capital expenditures, Alvotech expects to continue to make substantial investments in preparation for commercial launch of its biosimilar product candidates.

C.Quantitative and Qualitative Disclosures About Market Risk.
We are exposed to market risks that may result in changes of foreign currency exchange rates and interest rates, as well as the overall change in economic conditions in the countries where we conduct business. As of 30 June 2025 and 31 December 2024, we had cash and cash equivalents of $151.5 million and $51.4 million, respectively, excluding restricted cash. Our cash and cash equivalents include both cash in banks and cash on hand.
Foreign currency exchange risk
We are subject to foreign exchange risk in our operations, as some of our financial assets and financial liabilities are denominated in currencies other than the functional currency of our subsidiaries. Our significant asset and liabilities denominated in foreign currencies as of 30 June 2025 and 31 December 2024 are denominated in CHF, EUR, GBP, ISK and SEK. We analyze at the end of each quarter the sensitivity to foreign currency exchange changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a 10% strengthening or weakening of each significant foreign currency, keeping all other variables consistent, as of 30 June 2025. Through this analysis, we note that the foreign currencies that have a material impact were EUR and ISK, while all other currencies did not significantly fluctuate.
Interest rate risk
Our interest-bearing investments and borrowings are subject to interest rate risk. Our exposure to the risk of fluctuations in market interest rates primarily relates to the borrowings and the cash in banks that are denominated with floating interest rates. We analyze at the end of each period the sensitivity to interest rate changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a one hundred basis point on the interest rates, keeping all other variables consistent, as of 30 June 2025. Holding other variables constant, including the total amount of outstanding indebtedness, a 100-basis-point increase in interest rates on our variable-rate financial instruments would cause an estimated decrease in profit before taxes of approximately $5.5 million based on the amounts outstanding as of 30 June 2025.

D.Critical Accounting Estimates
Alvotech has prepared its financial statements in accordance with IFRS. The preparation of these financial statements requires Alvotech to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities and related disclosures at the date of the financial statements, as well as revenue and expense recorded during the reporting periods. Alvotech evaluates its estimates and judgments on an ongoing basis. Alvotech bases its estimates on historical experience and other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. For a summary of our significant accounting policies see Note 2 of the audited consolidated financial statements for the year ended 31 December 2024, included in the Company’s annual report on the Form 20-F.
During the six months ended 30 June 2025, the Group reassessed its method for measuring progress toward satisfaction of performance obligations related to out-license contracts. Specifically, the Group transitioned from an input method to an output method for recognizing revenue associated with upfront payments and development milestones. This transition reflects updated expectations regarding the timing and value of goods and services transferred to customers, in light of evolving regulatory and operational developments. This has been accounted for prospectively as a change in estimate in accordance with IAS 8. The net effect in the six months ended 30 June 2025 resulted in an increase of $17.5 million in revenue related to development services (refer to Note 5 of the unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2025).
Recent Accounting Pronouncements
For information on the standards applied for the first time as of 1 January 2025, please refer to Note 4 of the unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2025.

E.Material Weaknesses in Internal Control Over Financial Reporting
Alvotech has identified material weaknesses in the design and operating effectiveness of its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment.

The Company did not maintain controls to execute the criteria established in the COSO Framework for the following components of internal control: (i) control environment, (ii) control activities, (iii) information and communication and (iv) monitoring activities components, including as follows:

(i) the Company did not have a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience;
(ii) the Company did not consistently implement and operate all controls, specifically related to timely and consistent execution, adequate review procedures, and maintaining documentation to evidence control performance, including assessing the accuracy and completeness of information used in the execution of controls; and

(iii) the Company did not implement effective controls over the segregation of duties and certain ITGCs, including user access and monitoring of service organizations for information systems that are relevant to the preparation of our financial statements. Our business process controls (both automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

These material weaknesses could result in a misstatement of Alvotech’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Management is committed to maintaining a strong internal control environment and remediating the identified material weaknesses in a timely manner, with appropriate oversight from our Audit Committee. We have made progress towards remediation and continue to implement our remediation plan, as described below, for the material weaknesses in internal control over financial reporting described above, although we note that remediation efforts are ongoing.

During 2024, we began implementing a remediation plan that is reasonably likely to materially affect our internal control over financial reporting. This plan includes further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting working towards the goal of effective control over financial reporting.

As part of this plan, we began taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses, which included the following activities during 2024 and 2025:

(i) Continued training control owners to reaffirm expectations as it relates to the control design and execution of such controls, including enhancements to the documentation to evidence the execution of the controls;
(ii) Continued to design more robust controls, including updated documentation requirements and improved segregation of duties;
(iii) Developed systematic approach for ongoing monitoring and testing of our internal controls, including periodic reviews for all the processes to assess the design and effectiveness of the controls and make necessary adjustments. The Company continued to engage outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a quarterly review process; and
(iv) Implemented our new ERP system during the fourth quarter of 2024, which includes increased automated functionality and controls for the preparation of the financial statements to prevent, among other things, unauthorized overrides, and enhance user access controls, segregation of duties with the system, and audit trails to track and monitor activities.

In addition to the above actions, we expect to continue engaging in the following additional remediation measures:

(i) Continue to focus on enhancing our ITGC environment, specifically the ITGC for our new ERP system, including stronger IT controls to ensure the integrity and security of financial information, specifically enhancing access and change management controls, implementing regular system monitoring and testing, and adequate oversight and monitoring of service organizations;

(ii) Continue focusing on consistent and timely control execution, adequate review procedures, and improving control documentation, including the accuracy and completeness of information used in the performance of controls; and
(iii) Continue engaging outside consultants to assist in evaluating the internal controls and actively measure compliance and remediation through quarterly review process.

The Company believes that this structured and phased approach is essential in order to establish effective internal controls over financial reporting in a sustainable manner, which will also enable us to support and adapt to the Company’s continuous growth path. Management may also determine that it is necessary to modify the above-mentioned remediation efforts depending on the circumstances and Company needs. However, we cannot assure that our efforts will be effective, that we will be able to remedy these material weaknesses or that we will be able to prevent any future material weaknesses in our internal control over financial reporting. Management has taken ownership of the identified deficiencies, remediation plans, and acknowledges additional time is needed to assess the ongoing operation of the controls. We plan to continue to address the material weaknesses identified by further improving our internal control over financial reporting, including designing and implementing additional procedures within our finance, manufacturing and supply chain, human resources and information technology departments.

We will not be able to conclude that we have remediated the material weaknesses until all relevant controls are fully implemented and have operated effectively for a sufficient period of time.